EXHIBIT 99.9

Call-Net’s financial statements and interim management discussion and analysis for the three months ending June 30, 2004.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

June 30, 2004

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

[millions of Canadian dollars]

	June 30,	December 31,
	2004	2003
		Restated [note 1]
ASSETS
Cash and cash equivalents	27.3	56.5
Short-term investments	45.3	93.6

Cash, cash equivalents and short-term investments	72.6	150.1
Accounts receivable [note 2]	18.8	42.7
Other current assets [note 3]	27.8	48.9

Total current assets	119.2	241.7

Capital assets [note 4]	482.5	516.7
Other assets [note 5]	65.5	80.7

Total assets	667.2	839.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 6]	127.5	149.4
Long-term debt [note 7a]	299.0	387.1
Other long-term liabilities [note 7b]	48.5	49.1
Commitments [note 7]
Shareholders’ equity
Capital stock [note 8]
Common shares, unlimited authorized	48.7	49.8
Class B non-voting shares, unlimited authorized	299.4	297.6
Preferred shares, unlimited authorized	—	—
Contributed surplus [note 1]	3.9	2.9
Deficit	(159.8)	(96.8)

Total shareholders’ equity	192.2	253.5

Total liabilities and shareholders’ equity	667.2	839.1

See accompanying notes to interim consolidated financial statements.

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

[millions of Canadian dollars, except per share amounts]

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003
			Restated [note 1]	Restated [note 1]
Revenue	200.8	403.3	194.1	396.3
Carrier charges	100.5	195.6	98.4	204.6

Gross profit	100.3	207.7	95.7	191.7
Operating costs	77.9	158.8	72.0	143.5
Restructuring and other charges [note 9]	—	—	7.0	7.0
Depreciation and amortization	35.7	72.5	39.7	79.9

Operating loss	(13.3)	(23.6)	(23.0)	(38.7)
Loss on sale of capital assets [note 4]	(0.9)	(0.9)	—	—
Loss on repurchase of long-term debt [note 7(a)]	—	(4.0)	—	—
Release of change in control provision [note 10]	—	4.7	—	—
Interest on long-term debt	(8.0)	(17.7)	(11.1)	(23.2)
Interest and other expense	(4.2)	(6.4)	—	(0.4)
Foreign exchange gain (loss)	(6.4)	(14.5)	37.3	73.5

Income (loss) before taxes	(32.8)	(62.4)	3.2	11.2
Income tax expense	(0.3)	(0.6)	(1.2)	(1.6)

Net income (loss) for the period	(33.1)	(63.0)	2.0	9.6
Deficit, beginning of period	(126.7)	(93.0)	(49.6)	(57.7)
Adjustment for stock-based compensation [note 1]	—	(2.9)	(1.6)	(1.2)
Adjustment for asset retirement obligation [note 1]	—	(0.9)	(0.5)	(0.4)

Deficit, beginning of period as adjusted	(126.7)	(96.8)	(51.7)	(59.3)

Deficit, end of period	(159.8)	(159.8)	(49.7)	(49.7)

Basic and diluted earnings (loss) per share [note 12]	(0.93)	(1.77)	0.08	0.40

See accompanying notes to interim consolidated financial statements.

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

[millions of Canadian dollars]

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003
			Restated [note 1]	Restated [note 1]
OPERATING ACTIVITIES
Net income (loss) for the period	(33.1)	(63.0)	2.0	9.6
Add (deduct) operating items not requiring cash:
Depreciation and amortization	35.7	72.5	39.7	79.9
Interest and other expense	0.8	2.1	0.7	1.7
Foreign exchange (gain) loss on long-term debt	6.7	12.7	(34.1)	(67.1)
Loss on sale of capital assets [note 4]	0.9	0.9	—	—
Reversal of change in control provision	—	(4.7)	—	—
Loss on repurchase of long-term debt [note 7(a)]	—	4.0	—	—

Cash provided by operations before changes in non-cash working capital	11.0	24.5	8.3	24.1
Net change in non-cash working capital balances Related to operations	(6.6)	(16.5)	3.4	(5.0)

Cash provided by operating activities	4.4	8.0	11.7	19.1

INVESTING ACTIVITIES
Decrease (Increase) in short-term investments	(17.7)	48.3	(30.5)	14.6
Increase in long-term investments	(0.2)	(0.2)	—	—
Acquisition of capital assets	(10.6)	(24.6)	(8.8)	(17.1)
Proceeds from sale of accounts receivable [note 2]	—	45.0	—	—
Change in deferred costs and other assets	0.1	(0.4)	—	—
Net proceeds on disposal of capital assets [note 4]	0.4	0.4	4.0	6.9

Cash provided by (used in) investing activities	(28.0)	68.5	(35.3)	4.4

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.5)	(0.9)	(0.5)	(1.2)
Repurchase of long-term debt	—	(104.8)	—	—

Cash used in financing activities	(0.5)	(105.7)	(0.5)	(1.2)

Net increase (decrease) in cash and cash equivalents during the period	(24.1)	(29.2)	(24.1)	22.3
Cash and cash equivalents, beginning of period	51.4	56.5	80.5	34.1

Cash and cash equivalents, end of period	27.3	27.3	56.4	56.4

See accompanying notes to interim consolidated financial statements.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively, the Company]. These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles [Canadian GAAP], and are the same as those used in preparing the most recent annual consolidated statements, except for the following developments:

Stock-Based Compensation and Other Stock-Based Payments

During 2003, the CICA made changes to Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company was to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose in the notes to the financial statements. The Company has adopted this change effective January 1, 2004 on a retroactive basis with restatement of prior periods to reflect the expensing of the fair value of stock options granted subsequent to January 1, 2002. The result of this change is reflected in operating expense in the consolidated statements of operations and deficit and contributed surplus on the consolidated balance sheets. The effect of prior-period restatements is a decrease to net income for the three months and six months ended June 30, 2003 of $0.4 and $0.8 respectively, and a decrease in both basic and diluted earnings per share of nil and $0.04, respectively, for the same periods. Furthermore, there was an increase to deficit of $2.9 as at December 31, 2003.

The fair value of stock options is estimated at the grant date using the Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve uncertainties based on market conditions generally outside of the control of the Company.

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement of prior periods, the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. The offset to the initial asset retirement obligation is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective on a retroactive basis with restatement of prior periods. As at January 1, 2003, the Company recorded a liability of $2.2 for the estimated costs of retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases.

The undiscounted amount of the estimated cash flows required to settle the ARO is $9.9. The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 10% over periods ranging from 1 to 90 years.

The Company also recorded asset retirement costs of $1.8 as at January 1, 2003 to its fibre optic cable and leasehold improvement assets. The Company recorded a charge to the January 1, 2003 deficit of $0.4 for the cumulative effects of adopting the standard and has increased its depreciation expense for the year ended December 31, 2003 by $0.5 ($0.1 and $0.2 for the three and six months ended June 30, 2003). The following table details the changes in the asset retirement liability:

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

January 1, 2004	$2.4
Accretion charges recorded in depreciation expense	0.2

June 30, 2004	$2.6

The adjustment to the fibre optic cable and leasehold improvement assets in respect of asset retirement costs is depreciated into income over the remaining life of the assets, on a straight-line basis. For the three and six months ended June 30, 2004, depreciation expense related to the estimated cost of the asset retirement obligations was $0.1 and $0.2, respectively.

These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements. The financial information included herein reflects all adjustments which, in management’s opinion, are necessary for the fair presentation of the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

2. ACCOUNTS RECEIVABLE

	June 30, 2004	December 31, 2003
Trade receivables	16.8	46.5
Other	4.4	2.4
Allowance for doubtful accounts	(2.4)	(6.2)

	18.8	42.7

In 2003, the Company entered into a five-year accounts receivable securitization program whereby it will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the Trust) to a maximum of $55.0, which was fully utilized as at June 30, 2004. The Company remains exposed to certain risks of default on the amount of the receivables under securitization. The Company retains ongoing servicing responsibilities, and has a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales are on a fully-serviced basis and the Company does not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the quarter ended June 30, 2004, the Company recognized a loss of $2.2 (2003 – nil) on the securitization of receivables, and a loss on servicing of $0.1 (2003 – nil). The Company measures the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately 2.7% to 2.9%. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the quarter are as follows:

	June 30,	June 30,
	2004	2003
Proceeds from new securitizations during the quarter	—	—
Proceeds from collections reinvested during the quarter	161.4	—
Proceeds from collections pertaining to the retained interest during the quarter	8.8	—

3. OTHER CURRENT ASSETS

	June 30, 2004	December 31, 2003
Retained interest in securitized receivables	18.8	41.2
Other	9.0	7.7

	27.8	48.9

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

4. CAPITAL ASSETS

	June 30, 2004			December 31, 2003
		Accumulated			Accumulated
		Depreciation	Net		Depreciation
		and	Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Multiplex and telephone switch equipment	476.8	163.0	313.8	467.4	128.8	338.6
Fibre optic cable	107.4	16.2	91.2	107.2	12.9	94.3
Computer equipment and software	158.0	103.4	54.6	144.8	87.1	57.7
Buildings	14.1	0.9	13.2	14.1	0.7	13.4
Leasehold improvements	12.0	8.5	3.5	12.0	6.3	5.7
Furniture and fixtures	10.4	4.7	5.7	10.4	3.9	6.5
Land	0.5	—	0.5	0.5	—	0.5

	779.2	296.7	482.5	756.4	239.7	516.7

Details of depreciation expense are as follows:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003
Depreciation on capital assets	28.3	57.7	33.5	67.6
Accretion expense on asset retirement obligations	0.1	0.2	—	—

	28.4	57.9	33.5	67.6

Included in capital assets are assets under construction and not yet depreciating of $18.9 (2003 - $18.0).

Included in fibre optic cable assets are right-to-use fibres under indefeasible right of use agreements with original terms extending to 20 years and net book value totaling $3.3 (2003 - $3.3).

During the three months ended June 30, 2004, the Company entered into an agreement to dispose of network access servers having a net book value of $1.3 for proceeds of $0.4, for a loss on sale of $0.9.

During the three months ended June 30, 2003, the Company entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gain of $1.2 on the fibre is being recognized ratably over the 20-year term of the service agreement. The Company also disposed of equipment having a net book value of $0.3, resulting in a net gain/loss of $nil.

During the three months ended March 31, 2003, the Company disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9 of which $0.6 was received in the period and $0.3 of which was included in accounts receivable and subsequently received. Net gain/loss was $nil.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

During the three months ended March 31, 2003, the Company received proceeds of $2.3 relating to certain intangible rights sold under a licensing agreement in 2002.

5. OTHER ASSETS

	June 30, 2004			December 31, 2003
			Net
		Accumulated	Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationships	114.5	60.3	54.2	113.8	45.7	68.1
Prepaid right-of-way	6.2	—	6.2	6.9	—	6.9
Deferred costs and other assets	4.5	—	4.5	5.3	—	5.3
Investment in Cybersurf Corp.	0.6	—	0.6	0.4	—	0.4

	125.8	60.3	65.5	126.4	45.7	80.7

Details of amortization expense are as follows:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003
Amortization	7.3	14.6	6.1	12.2

During the three months ended June 30, 2004, the Company purchased an additional 700,000 common shares of Cybersurf from treasury at a price of $0.2625 per share.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2004	December 31, 2003
Accrued liabilities and trade payables	51.8	62.6
Carrier payables	39.1	49.5
Commodity, capital and income tax liabilities	22.2	19.6
Payroll related liabilities	12.7	14.8
Other	1.7	2.9

	127.5	149.4

Effective January 1, 2004, the Company reclassified the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 7b]. The comparative figures have been restated to conform to this presentation.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

7. LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

(a) Senior Secured Notes due 2008

	Interest Rate	June 30, 2004	December 31, 2003
Senior secured notes due 2008	10.625%	299.0	387.1

During the three months ended March 31, 2004, the Company purchased for cancellation a total of U.S. $76.4 (CDN $100.8) of the outstanding senior secured notes due 2008 at market prices. The total cost of this purchase to the Company was $104.8 resulting in a loss of $4.0.

The Company’s remaining outstanding U.S. $223.1 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The senior secured notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b) Other long-term liabilities

	Interest Rate	June 30, 2004	December 31, 2003
Right-of-way liability	10.0%	36.1	37.0
Deferred fibre maintenance charge	N/A	6.5	6.0
Lease exit costs	N/A	3.3	3.7
Asset retirement obligations	10.0%	2.6	2.4

		48.5	49.1

Effective January 1, 2004, the Company reclassed the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 6]. The comparative figures have been restated to conform to this presentation.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from one to twenty years. The associated assets for the right-of-ways are recorded in capital assets.

8. CAPITAL STOCK

Shares
Number of Shares	Common	Class B	Preferred
Balance, December 31, 2003	4,210,839	31,369,152	1
Issued pursuant to restricted stock units	173,000	—	—
Issued pursuant to stock options	5,149	—	—
Converted during the six months ended June 30, 2004 net	(199,120)	199,120
Sale of plan of arrangement fractional shares during the six months ended June 30, 2004	30	—	—

Balance, June 30, 2004	4,189,898	31,568,272	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2003	49.8	297.6	—
Issued pursuant to restricted stock units	0.7	—	—
Converted during the six months ended June 30, 2004, net	(1.8)	1.8	—

Balance, June 30, 2004	48.7	299.4	—

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

The following is a continuity of stock options outstanding for which common shares have been reserved:

Common Shares

		Weighted–
		Average
	Number	Exercise Price
	Outstanding	Per Share
Balance, December 31, 2003	1,356,067	6.11
Granted during the six months ended June 30, 2004	460,000	4.59
Exercised during the six months ended June 30, 2004	(5,149)	1.60
Cancelled during the six months ended June 30, 2004	(87,334)	2.10

Balance, June 30, 2004	1,723,584	5.81

Exercisable, June 30, 2004	124,251	1.73

The following table summarizes information about the common shares stock options outstanding at June 30, 2004:

Common Shares

	Options Outstanding			Options Exercisable
		Weighted –	Weighted –		Weighted –
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise	Outstanding at	Contractual	Price	Exercisable at	Price	Expiry
Prices	June 30, 2004	Life in Years	Per Share	June 30, 2004	Per Share	Dates
$0.65 to $0.80	29,067	5.1	$0.66	8,217	$0.67	2009
$1.80	327,800	5.7	$1.80	116,034	$1.80	2010
$4.02	5,000	6.8	$4.02	—	—	2011
$4.35	93,117	6.1	$4.35	—	—	2010
$4.60	453,200	6.7	$4.60	—	—	2011
$5.15	11,800	6.3	$5.15	—	—	2010
$8.50	803,600	4.8	$8.50	—	—	2009

During the six months ended June 30, 2004, there were no stock options granted for which class B non-voting shares have been reserved. As at June 30, 2004, there were no class B non-voting shares stock options outstanding.

The weighted average fair value for options granted during the three and six month period ended June 30, 2004 is $2.55 [2003 - $nil] and $2.94 [2003 - $1.20] respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three	Six	Three	Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30, 2004	June 30, 2004	June 30, 2003	June 30, 2003
Risk free interest rate	2.45%	2.14% to 2.45%	—	3.50%
Expected dividend yield	0%	0%	—	0%
Expected volatility, common shares	101.7%	101.7% to 103.1%	—	107.9%
Expected time until exercise	3 years	3 years	—	3 years

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 20% or more of the common shares, or 20% of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2007 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted stock units [RSUs] are subject to vesting provisions, which may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3% each. The resulting compensation expenses recorded for the three and six month periods ended June 30, 2004 are $0.1 [2003 - $0.3] and $0.2 [2003 - $0.8], respectively.

The following is a continuity of RSUs outstanding for which common shares have been reserved:

Restricted Stock Units

Number Outstanding
Balance, December 31, 2003	346,001
Settled during the six months ended June 30, 2004	(173,000)

Balance, June 30, 2004	173,001

Deferred Share Unit Plan

On July 29, 2003 the Company adopted a Deferred Share Unit Plan [DSUP]. Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [DSUs]. The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the Toronto Stock Exchange. DSUs are redeemable upon the departure of the participant from the Company by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the closing price of the applicable shares on the Toronto Stock Exchange on the date of termination. If shares are to be delivered, the shares will be purchased on the Toronto Stock Exchange by an independent administrator.

The following is a continuity of DSUs outstanding:

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Deferred Share Units

Number Outstanding
Balance, December 31, 2003	7,198
Granted during the six months ended June 30, 2004	37,733

Balance, June 30, 2004	44,931

9. RESTRUCTURING AND OTHER CHARGES

During the three months ended June 30, 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that are expected to be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company has determined there is no reasonable prospect of recovery.

10. CHANGE IN CONTROL PROVISION

On February 20, 2004, the Court of Appeal of Ontario agreed with the trial judge and dismissed the appeal of an earlier decision regarding a ‘change in control agreement’. As at April 20, 2004, the 60-day period in which the appellants had to seek leave to appeal to the Supreme Court of Canada expired. The Company reversed a $4.7 provision related to this action for the three months ending March 31, 2004.

11. ACQUISITIONS

a) On May 25, 2004, the Company entered into an agreement with Bell Canada to acquire significant portions of 360networks Corporation’s business customer base and an option to acquire specific network facilities in Ontario, Quebec and Atlantic Canada. The transaction is conditional on Bell Canada’s acquisition of the Canadian assets of 360networks Corporation and certain related U.S. interconnect assets. The acquisition price for the business customer base will be measured based on three times the average revenue of the acquired customer base in the two months pre and post the closing date of the transaction and will be paid over a two-year period. The transaction is expected to close by September 2004 concurrent with the finalization of Bell Canada’s acquisition of 360networks and is subject to customary terms and conditions including due diligence, the completion of mutually satisfactory definitive agreements, board and regulatory approvals.

b) On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6, respectively. The Company also had a call right under a contractual arrangement with a member of Time iCR’s management who owns 51% of the outstanding voting rights of Time iCR Inc. As a result, while the Company did not have voting control of Time iCR Inc., the Company determined under generally accepted accounting principles it would consolidate its interest in Time iCR Inc. On February 13, 2004 the Company acquired the remaining 25% non-voting shares and 76% voting shares of Time iCR.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

12. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period after recapitalization [3 months ended June 30, 2004 – 35,754,738; 3 months ended June 30, 2003 - 24,079,117, 6 months ended June 30, 2004 – 35,624,051 and 6 months ended June 30, 2004 – 23,993,105]. Due to a loss for the three and six months ended June 30, 2004, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

13. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data, local and wireless telecommunications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Solutions, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services. During the fourth quarter 2003, the Company changed the presentation by customer segment to better align with the management structure. Accordingly, segmented information of previous periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Three months ended June 30, 2004
Long distance	40.9	37.5	31.6	—	110.0
Data	3.1	35.1	11.7	—	49.9
Local/home phone services	26.3	10.4	1.9	—	38.6
Wireless	2.3	—	—	—	2.3

Total revenues	72.6	83.0	45.2	—	200.8
Operating costs	(31.2)	(18.3)	(2.2)	(26.2)	(77.9)

	41.4	64.7	43.0	(26.2)	122.9

Carrier charges					(100.5)
Depreciation and amortization					(35.7)

Operating loss					(13.3)

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Six months ended June 30, 2004
Long distance	83.9	77.0	66.4	—	227.3
Data	6.4	68.6	23.5	—	98.5
Local/home phone services	50.6	19.7	3.2	—	73.5
Wireless	4.0	—	—	—	4.0

Total revenues	144.9	165.3	93.1	—	403.3
Operating costs	(62.5)	(36.6)	(4.4)	(55.3)	(158.8)

	82.4	128.7	88.7	(55.3)	244.5

Carrier charges					(195.6)
Depreciation and amortization					(72.5)

Operating loss					(23.6)

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Three months ended June 30, 2003
Long distance	40.4	38.3	38.3	—	117.0
Data	3.9	33.9	13.1	—	50.9
Local/home phone services	17.5	7.4	1.3	—	26.2
Wireless	—	—	—	—	—

Total revenues	61.8	79.6	52.7	—	194.1
Operating costs	(23.2)	(15.4)	(2.6)	(30.8)	(72.0)

	38.6	64.2	50.1	(30.8)	122.1

Carrier charges					(98.4)
Restructuring and other charges					(7.0)
Depreciation and amortization					(39.7)

Operating loss					(23.0)

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Six months ended June 30, 2003
Long distance	84.5	77.3	81.4	—	243.2
Data	8.2	67.1	26.8	—	102.1
Local/home phone services	34.6	13.9	2.5	—	51.0
Wireless	—	—	—	—	—

Total revenues	127.3	158.3	110.7	—	396.3
Operating costs	(43.7)	(30.7)	(5.4)	(63.7)	(143.5)

	83.6	127.6	105.3	(63.7)	252.8

Carrier charges					(204.6)
Restructuring and other charges					(7.0)
Depreciation and amortization					(79.9)

Operating loss					(38.7)

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ending June 30, 2004

Management’s Discussion and Analysis (MD&A) is intended to help readers understand the dynamics of Call-Net’s business and the key factors underlying its financial results. It explains trends in Call-Net’s financial condition and results of operations for the quarter ended June 30, 2004 compared with the operating results for the quarter ended June 30, 2003 and the quarter ended March 31, 2004. It also compares the balance sheet as at June 30, 2004 to the balance sheet as at December 31, 2003. This MD&A should be read in conjunction with the Interim Consolidated Financial Statements for June 30, 2004 and Audited Consolidated Financial Statements and MD&A for December 31, 2003. Additional information relating to Call-Net, including Call-Net’s Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. Statements that are not historical fact and are based on current expectations, estimates and assumptions are forward-looking statements.

This MD&A contains forward-looking statements about Call-Net’s business. Inherent in these statements are known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of Call-Net to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and the ability of Call-Net to attract and retain key employees.

NON GAAP FINANCIAL MEASURES

Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point where each non-GAAP financial measure is first discussed, a table has been provided to reconcile that financial information to the most directly comparable GAAP measure.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used to analyze operating results. Call-Net defines EBITDA as revenue less carrier charges and operating costs, and uses it as a benchmark of operating performance. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow

Call-Net defines free cash flow as EBITDA less financing costs (including interest expense on long-term debt, servicing fees, bank charges and late payment charges), cash income taxes paid, net capital expenditures and the cash component of changes in deferred costs. Call-Net uses free cash flow as a measure of its ability to maintain operations and service debt.

Call-Net Enterprises Inc.	1	Interim MD&A Q2 2004

CALL-NET’S BUSINESS

Call-Net is a national, full-service, facilities-based telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers, or ILECs. Primarily through its wholly owned subsidiary Sprint Canada Inc. (Sprint Canada), the Company offers home phone, long distance, dial-up Internet, and wireless services to residential customers in Canada’s largest metropolitan areas, as well as local, long distance, data and Internet protocol solutions (including high-speed access) to Canadian businesses of all sizes and governments.

Call-Net provides services through three businesses units – Consumer Services, Business Solutions and Carrier Services. The first two operate largely under the Sprint Canada brand, while carrier services are delivered under the Call-Net brand.

SECOND QUARTER 2004 OPERATING RESULTS

HIGHLIGHTS

In the second quarter of 2004, total revenue grew by $6.7 million, or 4 per cent, from the second quarter of 2003 to $200.8 million but declined by $1.7 million, or 1 per cent from the first quarter of 2004. Consistent with previous quarters, growth in the Company’s business solutions and consumer services operations was offset by declines in carrier services revenue.

Call-Net’s exposure to long distance pricing continues to decline, with long distance comprising 55 per cent of total revenue in the quarter, down from 58 per cent in the first quarter of 2004 and 60 per cent in the second quarter of 2003.

Call-Net continued to make inroads in the market for local services, adding 27,300 net consumer lines and 7,900 net equivalent business lines for a total of 35,200 lines in the quarter and bringing its total number of local line equivalents to over 336,000. Overall churn for the quarter was 2.1 per cent, down from 3.6 per cent in the same quarter last year and 2.2 per cent in the previous quarter.

Lines and Customers

	2003			2004
	Q2	Q3	Q4	Q1	Q2
	[Restated]
Consumer home phone service net adds	12,600	18,300	30,600	25,200	27,300
Business local line equivalents net adds	7,600	8,000	2,100	8,800	7,900
Consumer home phone service lines	157,100	175,400	206,000	231,200	258,500
Business local line equivalents*	51,500	59,500	61,600	70,400	78,300

Total local lines	208,600	234,900	267,600	301,600	336,800

Average monthly churn **	3.6%	3.3%	2.7%	2.2%	2.1%
Consumer LD customers	522,800	632,600	609,100	583,200	587,600
Consumer dial-up customers	69,700	68,400	65,400	63,600	60,200
Consumer wireless lines	—	2,600	12,800	18,300	22,400

*	Business local line equivalents include Primary Rate Interfaces (PRIs) quantified as 23 individual business lines (IBLs)

**	Average monthly churn equals monthly disconnections divided by the average number of lines per month

Call-Net Enterprises Inc.	2	Interim MD&A Q2 2004

Home Phone Service Bundles

Call-Net has focused on selling bundles to its customers using home phone service as the foundation product as a means of reducing churn and increasing its share of a customer monthly communications spend. In the second quarter of 2004, 60 per cent of consumer services revenue came from customers who purchase more than one product from Call-Net, as compared to 56 per cent in the first quarter of 2004 and 45 per cent in the second quarter of 2003. Most of these customers purchase a bundle of home phone and long distance services with some taking a third product such as a wireless second line or dial-up Internet access.

Home Phone Service Bundles

	Three Months Ended
	Jun 30, 2004	Mar 31, 2004	Jun 30, 2003
Gross additions	44,700	40,600	28,600
Net additions	27,300	25,200	12,600
Churn	2.4%	2.3%	3.5%
End of period lines	258,500	231,200	157,100
Line growth (per quarter)	11.8%	12.2%	8.7%

Average monthly revenue per line (ARPU)*	$59.86	$61.25	$62.04

Selling and marketing costs	$9.7	$10.1	$6.8
Activation costs	$5.5	$4.5	$3.6

Total cost of acquisition	$15.2	$14.6	$10.4

Cost of acquisition per line	$339	$359	$363

*ARPU includes revenue from home phone and long distance services together with additional bundled revenues from services such as Fido® Wireless and dial-up Internet, all divided by the average number of lines.

Call-Net’s bundled home phone service business has many characteristics desirable in consumer telecommunications including: a relatively stable monthly spend consisting of basic service, features and long distance service; a healthy contribution to margin; low churn; a reliable cost of acquisition; and significant growth in the customer base.

Customer churn in home phone services in the quarter averaged 2.4 per cent, down from an average of 3.5 per cent in the second quarter of 2003, but up marginally from an average of 2.3 per cent in the first quarter of 2004. Over the past year, churn has been reduced as a consequence of a number of factors including: ongoing success in customer retention; an improvement in the credit profile of customers; and, the effect of two recent CRTC decisions, one extending the ‘no-winback’ period from three months to twelve months (CRTC 2004-04), and the other directing the ILECs to unbundle home phone service from their high-speed Internet offerings (CRTC 2003-49). Compared to the first quarter of 2004, churn grew slightly as the summer move season caused an increase in the number of moves outside Call-Net’s local service area.

Average revenue per line per month has declined slightly over the past twelve months and has been driven by: 1) the effects of short-term price promotions to attract customers; 2) a reduction in the take-up of additional features such as voice-mail and calling line ID; and, 3) new customers activating on lower priced plans.

Call-Net Enterprises Inc.	3	Interim MD&A Q2 2004

Acquisition Agreement with Bell Canada

On May 25, 2004, Call-Net entered into an agreement with Bell Canada to acquire certain assets of 360networks Corporation including significant portions of its business customer base and specific network facilities in Ontario, Quebec and Atlantic Canada. Call-Net will enter into a two-year transitional services agreement with Bell Canada to provide technical and operational services to the newly acquired customer base and in exchange be paid the greater of approximately 70 per cent of the total retail revenue or a minimum amount, as defined in the contract. Call-Net will have an option at the end of the term of the agreement to acquire certain assets used to service these customers.

The acquisition price for the business customer base represents approximately three months of acquired revenue and will be paid over the life of the transition services agreement. The transaction is conditional on Bell Canada’s acquisition of the Canadian assets of 360networks Corporation and certain related U.S. interconnect assets. The transaction is expected to close by September 2004 concurrent with the finalization of Bell Canada’s acquisition of 360networks and is subject to customary terms and conditions including due diligence, the completion of mutually satisfactory definitive agreements, and board and regulatory approvals.

This acquisition should support Call-Net’s ongoing business activities in the following ways:

•	The business customer base adds over $50 million of revenue annually – principally data and local services – to the Call-Net business solutions group. This will expand the business solutions group by approximately 20 per cent. Pro-forma for this acquisition, Call-Net’s business solutions group’s exposure to long distance would decline to approximately 40 per cent of revenue from 48 per cent

•	The acquisition adds over 4,500 new customers to Call-Net’s existing base of over 14,000 business customers

•	The acquisition increases sales and marketing capabilities with the addition of seasoned sales staff and marketing professionals

•	The acquisition complements the existing product set with new, on-net based services and capabilities, such as Multi-Protocol Label Switching , or MPLS

•	During the term of the transition services agreement, Call-Net has access to an enhanced, and variable cost, local and data network in eastern Canada

•	The EBITDA margin of customers on this network should be comparable to the EBITDA margins of Call-Net’s existing business

•	The acquisition significantly expands Call-Net’s customer base in the Atlantic provinces.

•	The acquisition of certain surplus assets at closing will augment Call-Net’s service capability and will allow Call-Net to expand its network at low cost

•	At the conclusion of the transitional services agreement, Call-Net will have the opportunity to purchase all or portions of the eastern Canadian network giving it the following additional capabilities:

•	fibre access, together with in-building equipment, to over 1,000 buildings in Ontario, Quebec and the Atlantic Provinces

•	additional local switching capacity

Call-Net Enterprises Inc.	4	Interim MD&A Q2 2004

•	reduced costs on its existing network by using intra-city fibre from the acquired network to connect Call-Net’s switch sites with its major points-of-presence, and

•	an expanded co-location footprint.

BUSINESS UNIT RESULTS

Consumer Services

In the consumer segment, Call-Net provides home phone, long distance, dial-up Internet access and wireless services to residences and small office home office (SOHO) customers in five geographic areas incorporating over 30 different municipalities.

Over the past year, quarterly consumer revenue has grown by $10.8 million or 18 per cent to $72.6 million. Consumer revenue grew by $0.3 million, or 0.4 per cent from last quarter.

Consumer Services Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Jun 30,	Jun 30,	Mar 31,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Long distance	40.9	40.4	43.0	0.5	1.2%	(2.1)	(4.9)%
Data	3.1	3.9	3.3	(0.8)	(20.5)%	(0.2)	(6.1)%
Home phone service	26.3	17.5	24.3	8.8	50.3%	2.0	8.2%
Wireless	2.3	—	1.7	2.3	—	0.6	35.3%

Total Consumer Services Revenue	72.6	61.8	72.3	10.8	17.5%	0.3	0.4%

Consumer Services Long Distance Revenue

At $40.9 million, consumer long distance revenue was up from the same quarter last year, by $0.5 million or 1 per cent. However, it was down by $2.1 million, or 5 per cent from the previous quarter. The decrease in revenue from the first quarter of 2004 to the second quarter is primarily the result of the termination at the end of the first quarter of 2004 of a long distance affinity program with a Canadian chartered bank. Long distance churn was consistent with the levels seen in previous quarters. Average revenue per minute (ARPM) in long distance was down in the quarter from the previous quarter due primarily to continued price decreases in Canadian, U.S. and international markets. A portion of the ARPM decline in Canada and the U.S. has resulted from the continued success of the Company’s Unlimited North American Dialing Plan as customers on the plan use more long distance minutes per month than average.

Consumer Services Home Phone Service Revenue

Local, or home phone, service revenue was $26.3 million in the quarter, an increase of 50 per cent or $8.8 million from the second quarter of 2003 and 8 per cent, or $2.0 million from the previous quarter. The growth in customer count has been mitigated slightly by a decline in the average home phone service revenue per customer per month. This decrease, in turn has been driven by: 1) the effects of short-term price promotions to attract customers 2) a reduction in the take-up of

Call-Net Enterprises Inc.	5	Interim MD&A Q2 2004

additional features such as voice-mail and calling line ID and 3) new customers activating on new lower priced plans.

Consumer Services Data Revenue

Revenue from dial-up Internet customers was $3.1 million for the quarter, a decline of $0.8 million, or 21 per cent from the second quarter of 2003, and $0.2 million, or 6 per cent from the first quarter of 2004. The number of subscribers stood at 60,200 at quarter-end, down 5 per cent from the previous quarter. Churn in dial-up Internet continues to run in the range of 5 per cent per month, as the addition of over 6,400 new dial-up customers, was more than offset by the continued migration of Canadian households to high-speed Internet services.

Consumer Services Wireless Revenue

Call-Net’s bundled wireless service under the Fido® brand activated 4,100 net new lines in the quarter, and ended the quarter with 21,200 customers and 22,400 lines. Revenue from wireless services was $2.3 million for the quarter, up 35 per cent from $1.7 million in the previous quarter. Churn in wireless services is comparable to the churn in the home phone service bundle.

Business Solutions

Call-Net continues to focus on four initiatives in the business market in Canada:

•	Maintain and develop its working relationship with Sprint to offer multinational corporations (MNCs) single-service, single-invoice seamless North American network coverage

•	Deliver the Company’s IP Enabled Solutions at substantial cost savings and time efficiencies to Canadian customers allowing them to integrate legacy systems with next-generation services in an efficient and cost-effective manner

•	Continue its Enhanced Voice Services (EVS) initiative by penetrating the call centre sector with complex interactive voice response (IVR) and advanced voice recognition (AVR) applications, and

•	Bundle long distance, local, and high-speed Internet access for small and medium-sized enterprises (SME).

Business Solutions Revenue

In the second quarter of 2004, Call-Net grew its business solutions revenue compared with both the same quarter last year, and the previous quarter. Total business solutions revenue grew by 4 per cent or $3.4 million from the second quarter of 2003, and by 1 per cent, or $0.7 million, from the first quarter of 2004. This growth reflected stronger data service product offerings - including IP Enabled Solutions, and growth in local services. Long distance revenues declined by 5 per cent from the prior quarter and by 2 per cent from the same quarter last year as a consequence of a reduction in ARPM, together with the Company’s decision to forego low price/low margin long distance minutes. Consequently, business long distance minutes declined from the first quarter of 2004 by 5 per cent, although they were up 7 per cent from the second quarter of 2003.

Call-Net Enterprises Inc.	6	Interim MD&A Q2 2004

Business Solutions Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Jun 30,	Jun 30,	Mar 31,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Long distance	37.5	38.3	39.5	(0.8)	(2.1)%	(2.0)	(5.1)%
Data	35.1	33.9	33.5	1.2	3.5%	1.6	4.8%
Local	10.4	7.4	9.3	3.0	40.5%	1.1	11.8%

Total Business Solutions Revenue	83.0	79.6	82.3	3.4	4.3%	0.7	0.9%

Long distance, as a percentage of business solutions revenue, continues to decline from a level of 48 per cent of business solutions revenue in the second quarter of 2003 to 45 per cent of revenue in this quarter.

New business local line equivalents grew by 7,900 lines, or 11 per cent from the first quarter of 2004. The Company had 52 per cent more local service lines at the end of the second quarter of 2004 than in the second quarter of 2003. Revenue from business local services grew by 12 per cent from the previous quarter and 41 per cent from the second quarter of 2003.

Data revenue also grew in the quarter compared to both the first quarter of 2004 and the second quarter of 2003. This revenue increase is reflective, in part, of the success of the Company’s IP Enabled Solutions offering. Call-Net expects that business solutions revenue from data service offerings will overtake business solutions revenue from long distance services in the next year.

Carrier Services

Call-Net’s strategy is to optimize the contribution from wholesale services by focusing on profitability rather than revenue growth. The wholesale market has been under substantial pricing pressure for the past several years and the results for the second quarter reflect this.

Carrier Services Revenue

In the second quarter of 2004, wholesale revenue continued to decline as expected. Carrier services revenue in the quarter totaled $45.2 million, reflecting a 6 per cent decline from the first quarter of 2004 and a 14 per cent decline from the second quarter of 2003. Carrier services revenues now comprise less than 23 per cent of consolidated revenue. ARPM in wholesale declined by approximately 9 per cent from the previous quarter as a result of declines in international ARPM, offset by slight growth in Canadian and U.S. ARPM. In wholesale, the Company is somewhat insulated from the ARPM decline in international long distance, as costs are highly variable and the per-minute cost of terminating traffic in these jurisdictions has decreased in step with revenue.

Call-Net Enterprises Inc.	7	Interim MD&A Q2 2004

Carrier Services Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Jun 30,	Jun 30,	Mar 31,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Long distance	31.6	38.3	34.8	(6.7)	(17.5)%	(3.2)	(9.2)%
Data	11.7	13.1	11.8	(1.4)	(10.7)%	(0.1)	(0.8)%
Local	1.9	1.3	1.3	0.6	46.2%	0.6	46.2%

Total Carrier Services Revenue	45.2	52.7	47.9	(7.5)	(14.2)%	(2.7)	(5.6)%

CARRIER CHARGES, OPERATING COSTS & OPERATING PROFIT/LOSS

Carrier Charges

Carrier charges for the quarter were $100.5 million in the second quarter of 2004, or 50 per cent of revenue, up from $98.4 million in the second quarter of 2003 and $95.1 million in the first quarter of 2004. As compared to the first quarter of 2004, the growth in carrier charges was as a result of the following factors:

•	Continued increases in costs associated with the increased volume of local and wireless services ($3.6 million)

•	A significant increase in the volume of international long distance traffic, which has higher termination charges ($3.3 million). International minute volumes were up 8 per cent from the previous quarter and 63 per cent from the same quarter of the previous year

•	Increases in the cost of equipment supplied to customers ($1.0 million), and

•	A decline in the cost of providing data services ($2.5 million).

Primarily as a result of these changes in carrier charges, gross margin of $100.3 million for the quarter was down $7.1 million as compared with the previous quarter, but up $4.6 million from the second quarter of 2003.

Carrier Charges, Operating Costs & Operating Profit

				Change from Prior		Change from Prior
	Three Months Ended			Year		Quarter
	Jun 30,	Jun 30,	Mar 31,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
	[Restated]
Revenue	200.8	194.1	202.5	6.7	3.5%	(1.7)	(0.8)%
Carrier charges	100.5	98.4	95.1	2.1	2.1%	5.4	5.7%

Gross profit	100.3	95.7	107.4	4.6	4.8%	(7.1)	(6.6)%
Operating costs	77.9	72.0	80.9	5.9	8.2%	(3.0)	(3.7)%

EBITDA	22.4	23.7	26.5	(1.3)	(5.5)%	(4.1)	(15.5)%

Depreciation and amortization	(35.7)	(39.7)	(36.8)	4.0	(10.1)%	1.1	(3.0)%
Restructuring and other charges	—	(7.0)	—	7.0	(100.0)%	—	—

Operating loss	(13.3)	(23.0)	(10.3)	9.7	(42.2)%	(3.0)	29.1%

Carrier charges as a % of revenue	50.0%	50.7%	47.0%	—	(0.7)%	—	3.0%
Gross profit as a % of revenue	50.0%	49.3%	53.0%	—	0.7%	—	(3.0)%
Operating costs as a % of revenue	38.8%	37.1%	40.0%	—	1.7%	—	(1.2)%
EBITDA as a % of revenue	11.2%	12.2%	13.1%	—	(1.0)%	—	(1.9)%

Call-Net Enterprises Inc.	8	Interim MD&A Q2 2004

Operating Costs

Overall, second quarter operating costs were $77.9 million, down from $80.9 million in the previous quarter, but up from the $72.0 million recorded in the second quarter of 2003. Operating costs as a percentage of revenue were 39 per cent in the second quarter of 2004, as compared to 40 per cent of revenue in the first quarter of 2004 and 37 per cent of revenue in the second quarter of 2003.

Summary of Operating Costs

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Jun 30,	Jun 30,	Mar 31,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
Consumer Services	31.2	23.2	31.3	8.0	34.5%	(0.1)	(0.3%)
Business Solutions	18.3	15.4	18.3	2.9	18.8%	—	0.0%
Carrier Services	2.2	2.6	2.2	(0.4)	(15.4)%	—	0.0%
Corporate	26.2	30.8	29.1	(4.6)	(14.9)%	(2.9)	(10.0)%

Total Operating Costs	77.9	72.0	80.9	5.9	8.2%	(3.0)	(3.7)%

Consumer Services Operating Costs

Operating costs in consumer services were $31.2 million in the second quarter, comparable with the first quarter expenditure of $31.3 million, and up $8.0 million from the $23.2 million recorded in the second quarter of 2003. As a percentage of consumer services revenue, direct operating costs have grown from 38 per cent of consumer services revenue in 2003 to 43 per cent of consumer service revenue in each of the first and second quarters of 2004. This increased expenditure is as a consequence of: 1) selling and marketing budget consistent with the addition of approximately 25,000 net local line additions per quarter and 2) investment in customer care required to support the 64 per cent increase in the home phone service customer base over the past twelve months.

Business Solutions Operating Costs

Business solutions operating costs in the second quarter were $18.3 million, consistent with the prior quarter’s $18.3 million, but up by $2.9 million from the $15.4 million recorded in the second quarter of 2003. The increase in operating costs is related to increases in both selling expenses, provisioning and customer care required to support the business unit’s growth and the larger customer base, together with increased spending in EVS and Data-IP Enabled Solutions development.

Carrier Services Operating Costs

Carrier services operating costs were also unchanged from the previous quarter at $2.2 million and were down from the $2.6 million recorded in the second quarter of 2003. Direct operating expenditures have generally been falling with carrier services revenue and comprised 4.9 per cent of carrier services revenue in the second quarters of each of 2003 and 2004, and 4.6 per cent of carrier services revenue in the first quarter of 2004.

Corporate and Other Operating Costs

Corporate costs in the second quarter were $26.2 million, down from $29.1 million in the first quarter and $30.8 million in the second quarter of 2003. Corporate operating costs were positively affected by lower maintenance and people costs.

Call-Net Enterprises Inc.	9	Interim MD&A Q2 2004

EBITDA

As a result primarily of the previously mentioned increase in carrier charges, EBITDA for the second quarter of 2004 was $22.4 million, a decrease of $1.3 million or 6 per cent from the second quarter of 2003 and $4.1 million, or 15 per cent over the first quarter of 2004.

Operating Profit (Loss)

Depreciation and amortization totaled $35.7 million, a 3 per cent decline from the prior quarter and a 10 per cent decline from the second quarter of 2003. Depreciation and amortization has generally been falling as the Company’s ongoing capital spending program has declined.

Operating loss was $13.3 million for the quarter, an improvement of $9.7 million from the same quarter of last year on the strength of reduced depreciation and amortization and the fact that the second quarter of 2003 included a $7.0 million unusual item, but up from the $10.3 million from the last quarter, primarily as a result of lower EBITDA in the quarter.

Operating Profit (Loss) and Other Expenses

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Jun 30,	Jun 30,	Mar 31,
(millions of Canadian dollars, except per share data)	2004	2003	2004	$	%	$	%
		[Restated]
EBITDA	22.4	23.7	26.5	(1.3)	(5.5)%	(4.1)	(15.5)%
Depreciation and amortization	(35.7)	(39.7)	(36.8)	4.0	(10.1)%	1.1	(3.0)%
Restructuring and other charges	—	(7.0)	—	7.0	(100.0)%	—	—

Operating loss	(13.3)	(23.0)	(10.3)	9.7	(42.2)%	(3.0)	29.1%
Loss on sale of capital assets	(0.9)	—	—	(0.9)	—	(0.9)	—
Loss on repurchase of long-term debt	—	—	(4.0)	—	—	4.0	—
Release of change in control provision	—	—	4.7	—	—	(4.7)	—
Interest on long-term debt	(8.0)	(11.1)	(9.7)	3.1	(27.9)%	1.7	(17.5)%
Interest and other income (expense)	(4.2)	—	(2.2)	(4.2)	0.0%	(2.0)	90.9%
Foreign exchange gain (loss)	(6.4)	37.3	(8.1)	(43.7)	(117.2)%	1.7	(21.0)%
Income tax benefit (expense)	(0.3)	(1.2)	(0.3)	0.9	(75.0)%	—	—

Net Income (Loss)	(33.1)	2.0	(29.9)	(35.1)	(1,755.0)%	(3.2)	10.7%

Earnings per share, basic	(0.93)	0.08	(0.84)	(1.01)	(1,262.5)%	(0.09)	10.7%

Other Expenses

In the second quarter of 2004, Call-Net recorded a loss on sale of assets of approximately $0.9. Equipment, with a net book value of $1.3 million, was sold for proceeds of $0.4 million.

Interest expense in the quarter was $8.0 million, down from $9.7 million in the first quarter of 2004, and $11.1 million in the second quarter of 2003. Variations in interest expense were a function of: 1) the market purchase of US$76.4 million (approximately Cdn $100.8 million) of senior secured notes in March 2004 and the

Call-Net Enterprises Inc.	10	Interim MD&A Q2 2004

consequent elimination of interest costs associated with the repurchased notes and 2) fluctuations in the Canadian dollar exchange rate, which results in fluctuations in Canadian dollar interest payments on the Company’s senior secured notes as these notes are denominated in U.S. dollars. After providing for the debt repurchase in the first quarter, the Company expects to incur approximately US$5.9 million per quarter in interest expense.

In the second quarter, the Company recorded a foreign exchange loss of $6.7 million on the principal portion of its long-term debt as the result of the decline of the Canadian dollar against the U.S. dollar. A one cent change in the value of the Canadian dollar against the U.S. dollar changes the Company’s long-term debt by approximately $4.0 million.

Net Income (Loss)

As a consequence of the above factors, Call-Net recorded a net loss in the quarter of $33.1 million, or $0.93 per share, compared with a net loss of $29.9 million in the first quarter of 2004 and net income of $2.0 million in the second quarter of 2003.

CASH FLOW

Cash Flow Summary

				Change from Prior		Change from Prior
	Three Months Ended			Year		Quarter
	Jun 30,	Jun 30,	Mar 31,
(millions of Canadian dollars)	2004	2003	2004	$	%	$	%
		[Restated]
Net income (loss)	(33.1)	2.0	(29.9)	(35.1)	(1755.0)%	(3.2)	10.7%
Depreciation and amortization	35.7	39.7	36.8	(4.0)	(10.1)%	(1.1)	(3.0)%
Interest and other (income)/expense	0.8	0.7	1.3	0.1	14.3%	(0.5)	(38.5)%
Foreign exchange (gain)/loss	6.7	(34.1)	6.0	40.8	(119.6)%	0.7	11.7%
Loss on sale of capital assets	0.9	—	—	0.9	—	0.9	—
Reversal of change in control provision	—	—	(4.7)	—	—	4.7	(100.0)%
Loss on repurchase of long-term debt	—	—	4.0	—	—	(4.0)	(100.0)%

Cash flow from operating activities before change in non-cash working capital	11.0	8.3	13.5	2.7	32.5%	(2.5)	(18.5)%
Change in non-cash working capital	(6.6)	3.4	(9.9)	(10.0)	(294.1)%	3.3	(33.3)%

Cash flow from operating activities	4.4	11.7	3.6	(7.3)	(62.4)%	0.8	22.2%

Change in short-term investments	(17.7)	(30.5)	66.0	12.8	(42.0)%	(83.7)	(126.8)%
Acquisition of capital assets	(10.6)	(8.8)	(14.0)	(1.8)	20.5%	3.4	(24.3)%
Change in deferred costs and other assets	0.1	—	(0.5)	0.1	—	0.6	(120.0)%
Increase in long-term investments	(0.2)	—	—	(0.2)	—	(0.2)	—
Net proceeds from disposal of capital assets	0.4	4.0	—	(3.6)	(90.0)%	0.4	—
Proceeds from sale of accounts receivable	—	—	45.0	—	—	(45.0)	(100.0)%

Cash flow from investing activities	(28.0)	(35.3)	96.5	7.3	(20.7)%	(124.5)	(129.0)%

Change in right-of-way liability	(0.5)	(0.5)	(0.4)	—	0.0%	(0.1)	25.0%
Repurchase of long-term debt	—	—	(104.8)	—	—	104.8	(100.0)%

Cash flow from financing activities	(0.5)	(0.5)	(105.2)	—	0.0%	104.7	(99.5)%

Net increase (decrease) in cash and cash equivalents	(24.1)	(24.1)	(5.1)	—	0.0%	(19.0)	372.5%

Call-Net Enterprises Inc.	11	Interim MD&A Q2 2004

Cash Flow from Operating Activities

Operating activities before changes in non-cash working capital provided $11.0 million of cash in the second quarter compared with $13.5 million in the previous quarter and $8.3 million in the second quarter of 2003. Cash flow from operating activities before changes in non-cash working capital dropped relative to the last quarter primarily because of the decline in operating profit, and improved from the second quarter of 2003 due primarily to the reduction in interest expense.

The reduction in non-cash working capital of $6.6 million in the quarter was as a consequence of a reduction of accrued interest of $7.8 million due to an interest payment, and a decrease of $1.3 million in accounts payable offset by a decrease in accounts receivable and other current assets of $2.5 million.

Cash Flow from Investing Activities

Overall, investment activities in the second quarter consumed $28.0 million of cash compared with $35.3 million in the second quarter of 2003 and an increase in cash of $96.5 million in the first quarter of 2004. In the first quarter of 2004, $111.0 million was generated through changes in short-term investments and proceeds from the sale of accounts receivable, and was used to fund the repurchase of long-term debt.

Excluding changes in short-term investments and proceeds from the sale of accounts receivable, investment activities consumed $10.3 million, as compared to $14.5 million in the first quarter and $4.8 million in the second quarter of last year. Most of these changes relate to the timing of capital asset purchases, which were $10.6 million in the quarter, as compared to $14.0 million in the first quarter and $8.8 million in the second quarter of last year. These capital investments were made to expand local services, improve existing systems, enhance cost efficiency, and accommodate new products.

Cash Flow from Financing Activities

Financing activities used $0.5 million in both the quarter and in the same quarter last year and $105.2 million in the previous quarter. Excluding the effects of the first quarter debt repurchase, cash flow from financing activities have been stable and limited to the costs incurred in connection with the repayment of the right-of-way liability.

Free Cash Flow

In the second quarter, the Company generated $2.6 million in free cash flow. The $9.4 million in interest and other financing costs and the $10.2 million spent on capital assets partially offset EBITDA of $22.4 million.

Call-Net Enterprises Inc.	12	Interim MD&A Q2 2004

Free Cash Flow

	2003				2004
(millions of Canadian dollars)	Q1	Q2	Q3	Q4	Q1	Q2
	[Restated]
EBITDA	$24.5	$23.7	$23.0	$24.9	$26.5	$22.4
Interest expense on long-term debt and other interest	(12.4)	(11.2)	(11.6)	(9.6)	(10.3)	(9.4)
Cash income taxes paid	(0.4)	(1.2)	(0.3)	(0.1)	(0.3)	(0.3)
Net capital expenditures	(5.4)	(4.8)	(12.8)	(13.3)	(14.0)	(10.2)
Cash component of changes in deferred costs	—	—	—	(1.0)	(0.5)	0.1

Free cash flow	6.3	6.5	(1.7)	0.9	1.4	2.6

Change in non-cash working capital and other charges	(4.3)	0.4	(4.9)	(6.8)	(12.3)	(8.3)
Acquisitions	—	—	(20.0)	0.3	—	—
Increase in long-term investments	—	—	—	—	—	(0.2)
Proceeds from sale of accounts receivable	—	—	10.0	—	45.0	—
Change in right-of-way liability	(0.7)	(0.5)	(0.7)	(0.3)	(0.4)	(0.5)
Repurchase of long-term debt	—	—	—	—	(104.8)	—
Equity issued	—	—	35.2	5.4	—	—

Change in cash & short term investments	1.3	6.4	17.9	(0.5)	(71.1)	(6.4)

LIQUIDITY AND CAPITAL RESOURCES

Call-Net’s liquidity position in the second quarter declined slightly from the prior quarter as its cash balance declined to $72.6 million from $79.0 in the first quarter. Cash, cash equivalents and short-term investments decreased by $6.4 million as a consequence of funding the Company’s semi-annual interest payment on long-term debt.

Cash Reconciliation

	Three Months Ended
	Jun 30, 2004	Mar 31, 2004
Cash & short-term investments – Opening	$79.0	$150.1
Free cash flow	2.6	1.4
Change in non-cash working capital and other charges	(8.3)	(12.3)
Increase in long-term investments	(0.2)	—
Proceeds from sale of accounts receivable	—	45.0
Repurchase of long-term debt	—	(104.8)
Net, other items	(0.5)	(0.4)

Cash and short-term investments - Closing	$72.6	$79.0

Cash, cash equivalents and short-term investments are generally invested in liquid Canadian dollar denominated securities with maturities no greater than one year and having one of the two highest ratings by either the Standard and Poor’s Rating Group or Moody’s Investor Service, Inc.

Call-Net Enterprises Inc.	13	Interim MD&A Q2 2004

Financial Position

Financial Position Summary

			Change from Prior
			Year-End
(millions of Canadian dollars)	Jun 30, 2004	Dec 31, 2003	$	%
		[Restated]
Cash and cash equivalents	27.3	56.5	(29.2)	(51.7)%
Short-term investments	45.3	93.6	(48.3)	(51.6)%

Total cash and short-term investments	72.6	150.1	(77.5)	(51.6)%
Accounts receivable & other current assets	46.6	91.6	(45.0)	(49.1)%

Total current assets	119.2	241.7	(122.5)	(50.7)%
Capital and other assets	548.0	597.4	(49.4)	(8.3)%

Total assets	667.2	839.1	(171.9)	(20.5)%

Current liabilities	127.5	149.4	(21.9)	(14.7)%
Long-term debt	299.0	387.1	(88.1)	(22.8)%
Other long-term liabilities	48.5	49.1	(0.6)	(1.2)%
Shareholder’s equity	192.2	253.5	(61.3)	(24.2)%

Total liabilities and shareholders’ equity	667.2	839.1	(171.9)	(20.5)%

Current ratio	0.9	1.6	(0.7)
Accounts receivable (days sales outstanding)	30	32	(2)
Net debt to net capitalization	59%	53%	—	6%

At June 30, 2004, Call-Net had current assets of $119.2 million and current liabilities of $127.5 million. Net working capital was a negative $8.3 million, a decline from the positive $92.3 million at December 31, 2003 – primarily as a consequence of the repurchase of a portion of its long-term debt. The Company’s current ratio stood at 0.9 at quarter-end, while accounts receivable were at 30 days of sales.

Capital assets and other assets decreased $49.4 million to $548.0 million at June 30, 2004 from the 2003 year-end. This decrease was primarily due to the fact that Call-Net’s depreciation and amortization expense continues to substantially exceed the amount spent on capital additions.

Long-term debt decreased by $88.1 million to $299.0 million resulting from the repurchase of $100.8 million in senior secured notes, offset by an increase of $12.7 million associated with a weakening Canadian dollar over the first six months of 2004.

Other long-term liabilities, composed of the right-of-way liability, deferred fibre maintenance charge, lease exit costs and asset retirement obligations, decreased by $0.6 million to $48.5 million as a result of the continuing amortization of the company’s right-of-way liability, offset by the accretion of the asset retirement obligation.

The Company’s net debt to net capitalization ratio stood at 59 per cent at the end of the second quarter, as compared to 53 per cent at the end of 2003.

Call-Net Enterprises Inc.	14	Interim MD&A Q2 2004

Outstanding Share Data

Call-Net has an authorized share capital consisting of an unlimited number of common shares, class B non-voting shares and preferred shares.

Outstanding as at
Authorized Share Capital	June 30, 2004
Common shares	4,189,898
Class B non-voting shares	31,568,272
Preferred shares	1

OUTLOOK

Call-Net expects continued growth in its consumer and business solutions revenue, offset somewhat by continued decline in carrier services revenue. However, year to date, ARPM in the long distance market has declined faster than anticipated. Should this trend continue, the company would expect revenue and EBITDA growth to be somewhat affected.

However, Call-Net continues to expect to be cash flow self-sufficient in 2004, generating more in EBITDA than it spends in interest, capital and taxes.

Carrier charges should remain at approximately 50 per cent of revenue for the year as the result of the Company’s ongoing efforts in network optimization.

Sprint Canada’s recently announced launch of Voice over IP telephony service to the consumer market is expected to accelerate the growth of the customer base, but is also expected to have a short-term negative effect on EBITDA margins in the remainder of 2004 as the cost of selling and provisioning these customers will be incremental to the company’s existing expenditures. The extent of this effect will depend on the take-up of the product.

Capital expenditures for the remainder of 2004 will be in the range of 8 per cent of revenue, yielding an average for the year of approximately 7 per cent of revenue. The increase in expected capital expenditures is necessary to support continued growth, including the installation of new local switching equipment, the purchase of other capital equipment to support customer growth, and the purchase of capital equipment to support the VOIP launch.

This update to Call-Net’s outlook does not reflect benefits and costs of the acquisition, which is expected to close in the third quarter.

REGULATORY ENVIRONMENT

Call-Net continues to pursue regulatory reforms to lower carrier costs and remove operational barriers to competition in the telecommunications industry. There were no significant CRTC decisions in the second quarter but on July 14, 2004, the CRTC did issue Decision 2004-46 in respect of its Network of Networks proceeding. In the decision, the CRTC confirmed that LECs can optimize their networks and reduce costs by carrying both toll and local traffic on the same facilities, and further that CLECs do not have to interconnect with the ILECs in a multitude of points as was the case in the past.

Call-Net Enterprises Inc.	15	Interim MD&A Q2 2004

Call-Net remains committed to offering Canadians a competitive choice when it comes to telecommunications services. Call-Net is engaged in a number of follow-up proceedings resulting from the price cap decision to expand the categories of carrier services that are subject to the cost plus 15 per cent price regime, including three additional components of DNA.

NEW 2004 ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

During 2003, the Canadian Institute of Chartered Accountants (CICA) made changes to Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company was to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose in the notes to the financial statements. The Company has adopted this change effective January 1, 2004 on a retroactive basis with restatement of prior periods to reflect the expensing of the fair value of stock options granted subsequent to January 1, 2002. The result of this change is reflected in operating expense in the consolidated statements of operations and deficit and contributed surplus on the consolidated balance sheets. The effect of prior-period restatements is a decrease to net income for the three months and six months ended June 30, 2003 of $0.4 million and $0.8 million respectively, and a decrease in both basic and diluted earnings per share of nil and $0.04, respectively, for the same periods. Furthermore, there was an increase to deficit of $2.9 million as at December 31, 2003.

The fair value of stock options is estimated at the grant date using the Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve uncertainties based on market conditions generally outside of the control of the Company.

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement of prior periods, the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. The offset to the initial asset retirement obligation is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective on a retroactive basis with restatement of prior periods. As at January 1, 2003, the Company recorded a liability of $2.2 million for the estimated costs of retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases.

The undiscounted amount of the estimated cash flows required to settle the ARO is $9.9 million. The present value of the asset retirement obligation was calculated

Call-Net Enterprises Inc.	16	Interim MD&A Q2 2004

using a credit adjusted discount rate of 10% over periods ranging from 1 to 90 years.

The Company also recorded asset retirement costs of $1.8 million as at January 1, 2003 to its fibre optic cable and leasehold improvement assets. The Company recorded a charge to the January 1, 2003 deficit of $0.4 million for the cumulative effects of adopting the standard and has increased its depreciation expense for the year ended December 31, 2003 by $0.5 million ($0.1 million and $0.2 million for the three and six months ended June 30, 2003). The following table details the changes in the asset retirement liability:

January 1, 2004	$2.4
Accretion charges recorded in depreciation expense	0.2

June 30, 2004	$2.6

The adjustment to the fibre optic cable and leasehold improvement assets in respect of asset retirement costs is depreciated into income over the remaining life of the assets, on a straight-line basis. For the three and six months ended June 30, 2004, depreciation expense related to the estimated cost of the asset retirement obligations was $0.1 million and $0.2 million, respectively.

Call-Net Enterprises Inc.	17	Interim MD&A Q2 2004